

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2015

Via E-mail
Andrew J. Norstrud
Chief Executive Officer & Principal Financial Officer
General Employment Enterprises, Inc.
184 Shuman Blvd.
Suite 420
Naperville, IL 60563

      Re: **General Employment Enterprises, Inc.**
              Preliminary Information Statement on Schedule 14C
              Filed January 2, 2015
              File No. 001-05707

Dear Mr. Norstrud:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Kristina Aberg

                                    Kristina Aberg
                                    Staff Attorney

cc: Clint J. Gage, Esq.